EXHIBIT 99.1

Endeavour Silver Continues to Intersect High Grade Polymetallic Mineralization in the San Patricio Vein System on the Parral Property

VANCOUVER, British Columbia, Oct. 25, 2023 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) is pleased to report positive drill results from its drill program over the past year at its Parral project in the State of Chihuahua, Mexico. The high-grade results show the potential for resource expansion at depth and along strike in the San Patricio area. Since September 2022, the Company has drilled over 6,595 metres (m) in 22 holes from surface, with the aim to expand mineralized zones at San Patricio (view San Patricio longitudinal section) and test regional targets previously identified.

“We continue to make progress in understanding the mineralization system, growing resources and advancing the project to sufficient scale to support an economic study. This phase of drilling focused on high-grade polymetallic mineralization within the San Patricio vein system, verifying extensions of the mineralized zones at depth and along strike below historic mine workings.” stated Dan Dickson, Chief Executive Officer. “For Endeavour, Parral represents a historic silver producing district with significant district scale exploration and development potential.

Highlights from Recent Drill Results

  508 gpt Ag, 0.11 gpt Au, 0.45% Pb and 1.60% Zn for 586 gpt AgEq over 2.33 m ETW, including 1,405 gpt Ag, 0.13 gpt Au, 0.41% Pb and 2.22% Zn for 1,506 gpt AgEq over 0.43 m (SPT-47)

  336 gpt Ag, 0.28 gpt Au, 1.04% Pb and 2.55% Zn for 477 gpt AgEq over 2.50 m ETW, including 1,760 gpt Ag, 0.40 gpt Au, 0.69% Pb and 3.97% Zn for 1,952 gpt AgEq over 0.29 m (SPT-38)

  74 gpt Ag, 0.24 gpt Au, 0.77% Pb and 2.57% Zn for 206 gpt AgEq over 9.1 m ETW (SPT-34)

Abbreviations include: gpt: grams per tonne; Ag: silver; Pb: lead; Zn: zinc; ETW: estimated true width; m: metre; HW: hanging wall. Silver equivalents are calculated using a silver price of $23 per troy ounce, lead price of $0.90 per pound, zinc price of $1.20 per pound and gold price of $1,840 per ounce.

Background Information

Endeavour Silver acquired the Parral Project from SSR Mining in 2016. Endeavour silver controls four district mineralized veins systems totaling 3,450 hectares. The Parral project is located adjacent to the city of Parral, with paved and gravel road access, on power grid, readily available water, labour and services. The Company published a mineral resource estimate in March 2020, and re-started exploration activities in late 2021 following the pandemic. Significant drill results were previously reported in December 2021 and September 2022 (see news release dated December 16, 2021 and news release dated September 8, 2022).

Recent drilling in the San Patricio vein system has demonstrated the continuation of mineralization to the south and down dip, which is expected to grow the estimated resources at Parral. The most recent and deepest hole, SPT-53 intersected 198 gpt Ag, 0.3 gpt Au, 1.98% Pb and 7.3% Zn for 536 gpt Ag Eq over 3.9 metres. The Company plans to continue testing the extension of this system.

Since recommencement of exploration activities, drilling has been conducted on the Colorada vein, where we have discovered mineralization in the Sierra Plata, El Verde and San Joaquin areas and the extension of San Patricio vein system. All drilling was outside of the published mineral resource estimate and results are expected to grow the resource estimate. In addition to more drilling, the Company plans further metallurgical testing and the commencement of an economic assessment of the Parral project. Social and environmental baseline studies are planned to begin to support future impact assessment studies.
Recent Drill Results

The significant Parral drill results from September 2022 to September 2023 are summarized in the following table:

Hole	Structure	From	To	True Width	Au	Ag	Pb	Zn	AgEq
		(m)	(m)	(m)	(gpt)	(gpt)	(%)	(%)	(gpt)
SPT-33	San Patricio	338.90	349.50	2.56	0.20	197	1.08	4.01	385
	Including	342.45	343.10	0.16	0.34	691	1.09	7.42	1,013
SPT-34	San Patricio	252.65	289.00	9.10	0.24	74	0.77	2.57	206
SPT-36	San Patricio	280.50	283.10	1.08	0.45	166	0.50	1.80	280
	Including	281.70	282.50	0.33	1.00	321	0.75	3.74	555
SPT-37	San Patricio	361.95	365.35	1.13	0.18	57	1.76	3.85	257
SPT-38	San Patricio	332.40	337.55	2.50	0.28	336	1.03	2.55	477
	Including	335.05	335.65	0.29	0.40	1,760	0.69	3.97	1,952
SPT-39	San Patricio	102.80	104.05	1.20	0.03	75	0.67	1.73	157
SPT-40	San Patricio	186.50	188.50	0.91	0.34	108	2.53	1.06	241
SPT-42	San Patricio	200.10	202.10	1.06	0.29	178	0.97	1.28	273
SPT-43	San Patricio	265.50	267.25	1.17	0.22	18	1.60	6.32	304
SPT-47	San Patricio	176.30	179.85	2.33	0.11	508	0.45	1.60	586
	Including	177.10	177.75	0.43	0.13	1,405	0.41	2.22	1,506
SPT-48	San Patricio	336.60	358.80	4.71	0.75	42	1.46	2.43	228
SPT-53	San Patricio	378.00	383.50	3.89	0.30	198	1.98	7.30	536
	Including	378.85	379.70	0.60	0.96	134	5.54	15.80	924

  Drill holes SPT-32, SPT-35, SPT-41, SPT-44, SPT-45, SPT-46, SPT-49, SPT-50, SPT-51 and SPT-52 returned no significant results.

Notes to Tables

  Silver equivalents are calculated using the formula:
  Ag (gpt) + [Au (gpt) X Au Price / Ag Price] + [Pb (%) X 2204.6 X Pb Price / Ag Price X 31.1] + [Zn (%) X 2204.6 X Zn Price / Ag Price X 31.1]
  Price assumptions used are: Pb $0.90, Zn $1.20, Ag $23.00 and Au $1,840
  Minor amounts of gold and copper are present but are not considered economical
  All widths are estimated true widths
  No capping has been applied but high-grade intervals have been highlighted

During 2023, the Company also tested various district targets, drilling 2,433 metres in nine holes. This drilling was designed to test the northern extension of the Colorada vein and other areas north of San Patricio. These targets did not encounter significant mineralization. Our technical team continued with mapping and sampling of numerous targets for future discovery-focused drilling.

Qualified Person and QA/QC - Dale Mah, P.Geo., Vice President Corporate Development of Endeavour Silver, is the Qualified Person who reviewed and approved the technical information contained in this news release. A quality control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS Labs, where they are dried, crushed, split and 250 gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption finish and silver by aqua regia digestion with ICP finish, over-limits by fire assay and gravimetric finish.

About Endeavour Silver – Endeavour is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is advancing construction of the Terronera Project and exploring its portfolio of exploration projects in Mexico, Chile and the United States to achieve its goal of becoming a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

Contact Information
Galina Meleger, VP, Investor Relations
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2023, estimates of mineral assay results, contributions to resource growth and future production, changes in mining operations and forecasts of production levels, anticipated production costs and all-in sustaining costs and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the reliability of mineral assay estimates, changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics as of 2023, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.